UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 0-20784

CUSIP Number: 895919108
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Trident Microsystems, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
3408 Garrett Drive
Address of Principal Executive Office (Street and Number)
Santa Clara, California 95054-2803
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
     Trident Microsystems, Inc. (the “Company”), is unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2006 (the “10-Q”), by the prescribed filing date of November 9, 2006, without unreasonable expense or effort, as a result of the following. As previously disclosed, a Special Committee established by the Board of Directors is conducting an internal investigation of the Company’s stock option granting practices and related accounting issues. On October 25, 2006 and followed up with an 8-K on October 27, 2006 the Company announced that certain financial statements relating to prior periods should no longer be relied upon and that the Company expected material non-cash charges with respect to stock-based compensation would be forthcoming.
     At this time, the Special Committee has not completed its work, nor as of the date of this filing, has the Special Committee presented to the Board of Directors any recommendations on remedial actions to be taken as a result of its ongoing investigation. The Company is not in a position to file the 10-Q until the Special Committee has concluded its investigation and reported its results and the Company’s Board of Directors and its external auditors review the results of the investigation and perform any additional necessary audit procedures, if any. Once that review and those procedures, if any, are complete, the Company will be in a position to file its Annual Report for fiscal 2006 as well as its 10-Q for the quarter ended September 30, 2006. The Company does not currently expect that it will be in a position to file its 10-Q on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

John Edmunds, Chief Financial Officer,	(408) 764-8808
(Name)	(Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☑
     The Company’s Form 10-K for the fiscal year ended June 30, 2006 has not yet been filed.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The Company’s results of operations for the quarter ended September 30, 2006, to be reported in the Quarterly Report on Form 10-Q, will reflect changes from the prior year fiscal quarter, unrelated to the causes for the delay described in Part III. On October 25, 2006, the Company issued a press release announcing selected preliminary unaudited financial information for the quarter ended September 30, 2006, a copy of which was furnished on a current report on Form 8-K on October 25, 2006. The Company has previously reported that it expects to recognize additional material non-cash, stock-based compensation expense as a result of the investigation.

Trident Microsystems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2006	By	/s/ John S. Edmunds
John S. Edmunds
Chief Financial Officer

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